UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DEREK OIL AND GAS CORPORATION

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

24981 Q 105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 24981 Q 105	Page 2 of 7

1.	Names of Reporting Person S.S. or I.R.S. Identification No of above person Charles A. Haegelin

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,043,332 6. Shared Voting Power 2,386,000 7. Sole Dispositive Power 2,043,332 8. Shared Dispositive Power 2,386,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,429,332

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 17.0%

12.	Type of Reporting Person IN

CUSIP No. 24981 Q 105	Page 3 of 7

1.	Names of Reporting Person S.S. or I.R.S. Identification No of above person Curb, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,386,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,386,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,386,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person CO

CUSIP No. 24981 Q 105	Page 4 of 7

Item 1(a). Name of Issuer:

Derek Oil and Gas Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

Suite 1550, 355 Burrard Street

Vancouver, British Columbia, Canada V6C 2G8

Item 2

(a).—(c). Name, Principal Business Address and Citizenship of Persons Filing:

(1)	Charles A. Haegelin

6301 Indian School Road NE, Suite 208

Albuquerque, New Mexico 87110

Citizenship: U.S.A.

(2)	Curb, Inc.

6301 Indian School Road NE, Suite 208

Albuquerque, New Mexico 87110

Citizenship: New Mexico

Item 2(d). Title of Class of Securities: Common Shares without par value

Item 2(e). CUSIP Number: 24981 Q 105

Item	3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 24981 Q 105	Page 5 of 7

Item 4.    Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Charles A. Haegelin, as (A) the direct beneficial owner of 2,043,332 Common Shares (including 833,333 immediately exercisable share purchase warrants), and (B) the indirect beneficial owner of 2,386,000 Common Shares directly beneficially owned by Curb, Inc., by virtue of Mr. Haegelin’s position as its President, sole Director and owner of 49% of its outstanding equity; and (ii) Curb, Inc., as the direct beneficial owner of 2,386,000 Common Shares (including 1,109,667 immediately exercisable share purchase warrants).

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent                  Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.    Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 24981 Q 105	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2003	/s/ CHARLES A. HAEGELIN

Charles A. Haegelin, individually

CURB, INC.

Date: November 19, 2003	By:	/s/ CHARLES A. HAEGELIN

Charles A. Haegelin, President

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Derek Oil and Gas Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: November 19, 2003	/s/ CHARLES A. HAEGELIN

Charles A. Haegelin, individually

CURB, INC.

Date: November 19, 2003	By:	/s/ CHARLES A. HAEGELIN

Charles A. Haegelin, President